SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

EXABYTE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	84-0988566
(State of incorporation of organization)	(I.R.S. Employer Identification No.)

1685 38th Street, Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of each class to be so registered	Name of each exchange of which each class is to be registered
None

Securities to be registered pursuant to Section 12 (g) of the Act:

Preferred Share Purchase Rights
(Title of class)

Item 1.     Description of Registrant's Securities to be Registered.

On January 24, 1991, the Board of Directors of Exabyte Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares") of the Company. The dividend was paid on February 1, 1991 (the "Record Date") to the stockholders of record on that date, and a Right accompanied each Common Share issued after that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Preferred Share of the Company, at a price of $75 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment for certain events occurring after January 24, 1991. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 24, 1991, as amended by the First Amendment to Rights Agreement, dated as of August 23, 1995, and a Second Amendment to Rights Agreement, dated as of February 1, 2001 (as so amended, the "Rights Agreement"), between the Company and Fleet National Bank (f/k/a First National Bank of Boston), as Rights Agent (the "Rights Agent").

Initially, the Rights will be evidenced by the stock certificates representing the Common Shares then outstanding, and no separate Right Certificates, as defined, will be distributed. Until a Distribution Date (defined below) the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

The Rights will expire on February 15, 2002 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

In the event that a person becomes an Acquiring Person (a "Flip-In Event"), the holder of each Right (other than the Acquiring Person, its affiliates and associates and certain transferees thereof) will thereafter have the right to purchase from the Company, for the Purchase Price, in lieu of Preferred Shares, that number of Common Shares which at the time of the Flip-In Event had a market value of twice the Purchase Price. In the event there is an insufficient number of Common Shares available to permit exercise in full of the Rights, the Company must issue Preferred Shares, or if it is unable to issue Preferred Shares, cash, property or other securities of the Company, with an aggregate value equal to the "Current Value". Current Value is calculated as the product of the current market price per share of the Common Shares multiplied by the number of shares of Common Shares for which such Right would otherwise be exercisable. Upon the occurrence of any such Flip-In Event, any Rights that are owned by an Acquiring Person, its affiliates and associates and certain transferees thereof, shall become null and void.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time after August 23, 1995 to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (or, if the number of shares is not authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

At any time prior to the earliest of (i) the close of business on the day of the first public announcement that a person has become an Acquiring Person (the "Shares Acquisition Date"), or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment for certain events occurring after January 24, 1991 (the "Redemption Price"). Following the expiration of these periods, the Rights become nonredeemable.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any Person and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement was filed with the Securities and Exchange Commission ("SEC") as an Exhibit to a Current Report on Form 8-K dated January 24, 1991, as filed on January 28, 1991 and is filed herewith as an exhibit. A copy of the First Amendment to Rights Agreement was filed with the SEC as an Exhibit to a Current Report on Form 8-K dated and filed on August 23, 1995, and is filed herewith as an exhibit. A copy of the Second Amendment to Rights Agreement is also attached hereto as an exhibit and incorporated herein by reference.

Item 2.     Exhibits
Exhibit Number	Description
1.1	Specimen Right Certificate
2.1	Rights Agreement, dated as of January 24, 1991 between the Registrant and the First National Bank of Boston
2.2	First Amendment to Rights Agreement, dated as of August 23, 1995 between the Registrant and the First National Bank of Boston
2.3	Second Amendment to the Rights Agreement, dated as of February 1, 2001 between the Registrant and Fleet National Bank (f/k/a the First National Bank of Boston)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
EXABYTE CORPORATION
(Registrant)

Date	February 15, 2001	By	/s/ Stephen F. Smith
Stephen F. Smith
Vice President, Chief Financial Officer, General Counsel & Secretary (Principal Financial and Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Specimen Right Certificate
2.1	Rights Agreement, dated as of January 24, 1991 between the Registrant and the First National Bank of Boston
2.2	First Amendment to Rights Agreement, dated as of August 23, 1995 between the Registrant and the First National Bank of Boston
2.3	Second Amendment to the Rights Agreement, dated as of February 1, 2001 between the Registrant and Fleet National Bank (f/k/a the First National Bank of Boston)